Elite Energies, Inc.
848 Stewart Drive, Suite 101
Sunnyvale, California 94085

December 23, 2010

VIA EDGAR
Ms. Mary Beth Breslin, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:     Elite Energies, Inc.
           Registration Statement on Form S-1
           Amended November 12, 2010
           File No. 333-168184

Dear Ms. Breslin:

We are in receipt of your comment letter dated December 9, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary, page 1

1.
We note your revisions in response to prior comment 1.  Here and in your Business disclosure, where you describe the products you offer as providing “increased efficiency,” “decreased energy consumption,” and other claims, revise to clarify the products or technology against which you are comparing your product offerings.  Also explain the basis for these comparisons, and provide us with independent support for these claims.

ANSWER:	We have revised the disclosure on page 1 to clarify our claims and provide independent support for these claims throughout the S-1.

Selling Shareholders, page 6

2.
We note your revisions in response to prior comment 9.  Please further revise to indicate the nature of any position, office, or other material relationship with you or your affiliates which the selling shareholders have had within the past three years.  Refer to Item 507 of Regulation S-K.

ANSWER:
We have revised the selling shareholder list to indicate the nature of any position, office, or other material relationship the selling shareholders have had with us or our affiliates within the past three years.

Description of Business, page 11

3.
We note your response to prior comment 16.  Please expand your disclosure to clarify the nature and extent of Quality Green Building Supplies’ operations.  For instance, clarify the “particular fields” in which QGBS targets its suppliers.  Also, with respect to the status of QGBS’ operations, please reconcile your statement on page 12 that QGBS “is operating” as a building materials supplier in the San Francisco Bay area with your statement on the same page that QGBS “plans to source” materials for sale.

ANSWER:
We have revised the sentence to “…QGBS plans to source and discretely select the best manufacturers with high quality, reliable and price sensible products” throughout the registration statement. We have also revised to clarify that QGBS “…is operating as a building material wholesaler in the San Francisco Bay Area” throughout the registration statement.

4.
With respect to your revisions in response to prior comment 20, we note your revised disclosure on page 12 that you “plan to fully implement [your light-emitting diode lighting systems business] after the success of the building material supplies segment operation.”  Please clarify what you mean by “success” of the building materials operation.  For instance, have you set a threshold in terms of time, such as years in operation, or a threshold for revenues or profitability?

ANSWER:	We have revised the sentence to “ERET plans to fully implement its LED lights project in three to five years after the commencement of its building material supplies segment operation.”

5.
We note your revised disclosure on page 13 in response to prior comment 19 that you design your own unique building products for your own distribution channels to differentiate yourself from competitors.  Please revise the description of your business to describe this aspect of your business.  Currently your disclosure only describes your business as a wholesaler.

ANSWER:
We have revised the sentence to “We bundle our own unique building products as a package for our own distribution channels to differentiate ourselves from competitors.” We have also added this in the Description of Business section.

6.
Please revise to describe the material terms of your agreements with Apollo Solar Lighting & Pole LLC and Shiyan Hongda Science and Technology Co., Ltd. and file these agreements as exhibits to your registration statement, or tell us why they are not required to be filed.

ANSWER:
We have revised to describe the material terms of our agreements with Apollo Solar Lighting & Pole LLC and Shiyan Hongda Science and Technology Co., Ltd. We have also filed these agreements as exhibits to this registration statement.

Market Opportunities, page 12

7.
Please revise to update the first paragraph of this section with the most recent market information as practicable.  Also revise to explain more specifically the regulations and policies to which you refer as “creating tremendous new markets and opportunities,” and describe the markets and opportunities in more detail.

ANSWER:
We have revised to update the paragraph with most recent market information. We have also revised to explain more specifically the applicable regulations and policies and describe markets and opportunities.

Financial Statements

8.	Please update the financial statements as required by Rule 8-08 of Regulation S-X.

ANSWER:	We have updated the financial statements throughout this registration statement to include the September 30 financial statements of the Company.

Note 2. Summary of Significant Accounting Policies

Revenue and Cost Recognition, page F-7

9.
You state that delivery of merchandise occurs through the transfer of title and risks and rewards of ownership and that majority of the sales of contracts transfer title and risk of loss to customers at receipt.  In addition, you disclose that revenues are primarily recognized upon shipment.  Please revise to describe when delivery occurs and if it differs between products and clarify the terms of delivery for each product group.

ANSWER:	We have revised the wording related to the revenue in the amended S-1.

10.
Please revise your revenue and cost recognition policy to disclose your accounting for the return and replacement of defective products.  In addition, disclose the nature of your sales discounts, rebates, and other sales incentives and how the amounts are estimated at the time of sale.

ANSWER:	We have revised the wording related to accounting for the return and replacement of defective products in this amended S-1.

We have also revised the wording related to sales discounts, rebates and other sales incentives in this amended S-1.

Note 3. Quality Green Building Supplies, page F-10

11.
We reference your response to our prior comment 31.  Please clarify why you believe that you have acquired a business as defined by Rule 11-01(d) of Regulation S-X.  If you have acquired a business tell us how you have complied with the requirements of Rule 8-04 and 8-05 of Regulation S-X.

ANSWER:
As defined by Rule 11-01(d) of Regulation S-X, QGBS was considered as a business since it was a separate entity. We revised the last paragraph of this Note in the amended S-1 and provided a pro forma statement that complied with the requirements of Rule 8-04 and 8-05 of Regulation S-X.

Management’s Discussion and Analysis…, page 15

Results of Operations, page 15

12.	Please clarify the nature of your revenue each period. For example, disclose the nature of sales revenue on hardwood floor or on sink customers discussed on page 15.

ANSWER:	We have revised to clarify the nature of our revenue in each period throughout this registration statement.

Directors, Executive Officers, Promoters and Control Persons…., page 20

13.
We note your response to prior comment 41; however, you do not appear to have provided disclosure pursuant to Item 401(c)(1) of Regulation S-K with respect to the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director in light of your business and structure.  Therefore, we reissue the last sentence of prior comment 41.

ANSWER:
We have revised to provide disclosure pursuant to Item 401(c)(1) of Regulation S-K with respect to the specific experience, qualifications, attributes or skills that led to our conclusion that each person should serve as a director in light of our business and structure. Further, we added the following paragraph in the beginning of the section: “The Company in its early stage has limited funding to employ full-time senior management team. Thereby the Company has adapted the strategy of electing founders as board members to work together to execute the goals and objectives of the Company. As the Company matures, the Board would review and make the necessary adjustment thereof.

Certain Relationships and Related Transactions, page 24

14.
Please revise to provide disclosure pursuant to Item 404 of Regulation S-K with respect to the October agreement of your directors to enter into short-term note transactions with you, as disclosed in Note 12 to the financial statements on page F-14.

ANSWER:	The loans from the directors were made on December 1, 2010. We have added the revised wording in the amended S-1 and attached the loan agreements in the exhibit

Exhibits

15.	Please include updated accountants’ consents with any amendment to the filing.

ANSWER:	We have included updated accountant’s consents to this amended registration statement on Form S-1.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Elite Energies, Inc.
By:	/s/ Spencer Luo
Spencer Luo
President and Chief Executive Officer